[Letterhead of Las Vegas Sands Corp.]

June 2, 2010

VIA FACSIMILE

Kevin Woody
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Las Vegas Sands Corp. Form 10-K for Fiscal Year Ended December 31, 2009 Filed March 1, 2010 File No. 001-32373

Dear Mr. Woody:

I am writing in response to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter, dated May 19, 2010 (the “Comment Letter”), regarding the above-referenced Form 10-K filed by Las Vegas Sands Corp. (the “Company”) for the fiscal year ended December 31, 2009.

Set forth below are the comments of the Staff conveyed in the Comment Letter and the Company’s responses thereto.  The information below is based on information available at the date of this letter.  Any requested clarification or revisions to disclosure to be included in the Company’s future filings will be updated as necessary at the time of any such filing.

General

1.
We note that you filed a proxy statement on April 23, 2010. We also note that information required by Part III of your Form 10-K for fiscal year ended December 31, 2009 is incorporated by reference from your proxy statement. Please note that we may have additional comments after we review your disclosure in the proxy statement.

The Company acknowledges that the Staff may have further comments on the disclosure required by Part III of the 2009 Form 10-K that was contained in the Company’s proxy statement filed on April 23, 2010.

Securities and Exchange Commission	2

Item 1A – Risk Factors, page 23

2.
We note your disclosure on page 22 that “GGP and its subsidiary that own The Shoppes at The Palazzo filed voluntary petitions under Chapter 11 of the U.S. Bankruptcy Code.” We further note your statements on pages 22, 30 and 82 that there can be no assurance that GGP will be able to pay you future amounts owed. Please add a risk factor to highlight GGP’s bankruptcy, the associated risks to your business operations and quantify any future amounts owed to you. Please provide this disclosure in future filings and tell us how you intend to comply.

In response to the Staff’s comment regarding the quantification of amounts owed to the Company under the Amended Agreement, the total purchase price to be paid by GGP for The Shoppes at The Palazzo is determined, as disclosed on page 21 (Item 1, Part 1), by taking The Shoppes at The Palazzo’s net operating income, as defined in the Amended Agreement, for months 19 through 30 of its operations (assuming that the rent and other periodic payments due from all tenants in month 30 was actually due in each of months 19 through 30, provided that this 12-month period can be delayed if certain conditions are satisfied) divided by a capitalization rate. The capitalization rate is 0.06 for every dollar of net operating income up to $38.0 million and 0.08 for every dollar of net operating income above $38.0 million. As the determination of the ultimate purchase price will not be made until the third quarter of 2010, there is currently no amount owed by GGP; however, the Company will disclose the risk of collectability related to any potential future amount owed by GGP.

In future filings on Form 10-K and, if appropriate, Form 10-Q, the Company will include the following risk factor regarding the April 2009 bankruptcy of GGP and its subsidiary that owns The Shoppes at The Palazzo, if applicable at the time of the filing. As this content will be included in the new risk factor in future filings, the Company will remove the bankruptcy-related disclosure from the risk factor included in the 2009 Form 10-K entitled “If the operating results of The Shoppes at The Palazzo continue to be less than we initially expected, if GGP (or any future owner of The Shoppes at The Palazzo or The Grand Canal Shoppes) breaches any of its material agreements with us, or if we are unable to maintain an acceptable working relationship with GGP (or any future owner), there could be a material adverse effect on our financial condition, results of operations or cash flows.”

The bankruptcy filings of GGP and its subsidiary that owns The Shoppes at The Palazzo could have an adverse effect on our results of operations or cash flows of our Las Vegas Operating Properties.

In April 2009, GGP and its subsidiary that owns The Shoppes at The Palazzo filed the Chapter 11 Cases. Pursuant to the Amended Agreement for the sale of The Shoppes at The Palazzo, a calculation will be performed during the third quarter of 2010 (on the 30-month anniversary of the closing date) to determine whether additional amounts are owed to the Company. To date, the Company has received sale proceeds of $295.4 million.
Should additional amounts be contractually owed to the Company, there can be no assurance that GGP will have the financial ability to make such a payment based on GGP’s current financial condition.

Securities and Exchange Commission	3

Item 3 – Legal Proceedings, page 38

3.
We note that, with respect to the lawsuit involving Richard Suen and Round Square Company, you state that you believe the “likelihood that the amount of the judgment will be affirmed is not probable.” Further, with respect to the lawsuit involving AAEC, you state that the case “is without merit.” Finally, with respect to the claims that may be brought by FEC, you state that these claims are “frivolous, baseless and without merit.” The statements that these claims are without merit or that the judgment will not be affirmed are legal conclusions that you are not qualified to make. Please confirm that you will omit this type of conclusory statement from future filings.

In response to the Staff’s comment, the Company will remove legal conclusions  from future filings; however, it acknowledges its obligations under ASC 450-20-25 to assess the probability of the incurrence of a loss and will continue to do so in future filings as follows:

Richard Suen and Round Square Company Limited:
“On June 30, 2008, a judgment was entered in this matter in the amount of $58.6 million (including pre-judgment interest). The Company has appealed the verdict to the Nevada Supreme Court and the appeal has been fully briefed by all parties. The Company believes that it has valid bases in law and fact to overturn or appeal the verdict. As a result, the Company has concluded that it is not probable that it has incurred a loss relating to this matter.  The Company believes a range of possible loss, which cannot be reasonably estimated at this time, is between zero and the amount of the judgment.  ~~believes that the likelihood that the amount of the judgment will be affirmed is not probable, and accordingly the amount of any loss cannot be reasonably estimated at this time.~~  Because the Company believes that this potential loss is not probable or estimable, it has not recorded any reserves or contingencies related to this legal matter. In the event that the Company’s assumptions used to evaluate this matter as neither probable nor estimable change in future periods, it will be required to record a liability for an adverse outcome, which may include post judgment interest.”

AAEC:
This litigation was updated in the Company’s Form 10-Q for the quarter ended March 31, 2010, to disclose that the District Court entered an order on April 16, 2010, dismissing the case.

FEC:
“On October 16, 2009, the Company received a letter from counsel to Far East Consortium International Ltd. (“FEC”) notifying the Company that it may pursue various claims seeking, among other things, monetary damages and an entitlement to an ownership interest in any development projects on parcel 3 in Macau, which the Company will own and operate. The Company believes such claims~~, which~~ are based on a non-legally binding memorandum of agreement that expired by its terms over three years ago~~, are frivolous, baseless and without merit~~. The Company intends to vigorously contest any claims or lawsuits that may be brought by FEC.”

Securities and Exchange Commission	4

Item 7 – Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 43

4.
We note your disclosure on page 44 that, should economic conditions fail to improve, if  you are unable to obtain sufficient funding or should you decide to abandon certain projects, all or a portion of your investment to date on your suspended projects could be lost and you may be subject to penalties under the termination clauses in your construction contracts or termination rights under your management contracts. Please tell us what specific impact, if any, any of these events would have on your financial condition and results of operations, including quantifying the amount of your investment that could be lost and the penalties or terminations rights under your contracts. Confirm that you will provide similar disclosure in future filings.

As disclosed on page 6 (Item 1, Part 1) and page 72 (Note 1 - Organization and Business of Company) of the 2009 Form 10-K, the Company had a number of suspended projects at various stages of development as of December 31, 2009.  Such projects were as follows:

Development Projects	Capitalized Cost (12/31/09)
United States Development Project
- St. Regis Residences	$ 184.8 million
Macau Development Projects
- Parcels 5 & 6	$ 1.73 billion
- Parcel 3	$ 35.7 million
- Parcels 7 & 8	$ 116.2 million

The potential impact on the Company’s financial condition or results of operations related to the events listed in the Staff's comment above is quantified in Item 1 (page 6) and Note 1 of the consolidated financial statements in Item 8 (page 72) of the 2009 Form 10-K, with the exception of the penalties and termination clauses. The Company provides a detailed discussion by significant development project in which it explicitly indicates the capitalized costs as of December 31, 2009. The Company also includes a discussion of the potential ramification of not adhering to construction deadlines imposed by its management agreements with Starwood and Shangri-La, as well as construction deadlines imposed under the land concessions granted by the Macau government.  The Company confirms that the quantified amounts included in Item 1 and Note 1 of Item 8 will also be included in Item 7, "Management's Discussion and Analysis of Financial Conditions and Results of Operations," in future filings.

Certain of the Company’s contracts include penalties and termination clauses, which are subject to legal interpretation and future negotiation.  As of December 31,

Securities and Exchange Commission	5

2009, the Company had accrued approximately $11 million related to such costs.  The Company will disclose such contingencies in future filings when they become material to the financial condition, results of operations or cash flows.

Financial Statements

Notes to Consolidated Financial Statements

Note 5 – Property and Equipment, Net, page 82

5.	In light of your suspension of certain development projects, please tell us how you determined it was not necessary to record an impairment charge for the assets related to the suspended projects.

Management applies the guidance in ASC 360-10-35-34 in evaluating its development projects for impairment.  In assessing the recoverability of its suspended development projects, the Company performed an undiscounted cash flow analysis noting that future cash flows, including consideration of estimated costs to complete, are sufficient to recover the projected carrying value of each of the development projects and therefore concluded that no impairment charge was necessary.

The suspension of certain development projects was a result of changes in the macro-economic climate and the related strains placed upon the Company, such as challenges in obtaining financing at a reasonable cost, maintaining covenant compliance with its existing credit facilities and near-term projected demand for its development projects.  The change in business climate is an impairment indicator under ASC 360-10-35 that resulted in the Company evaluating its suspended projects for potential impairment. It should be noted that the Company believes the change in business climate is a near-term economic phenomenon that does not change the Company's opinion of the overall economic viability of its suspended development projects.

The challenging business climate required the Company to assess all ongoing development projects and determine which of those projects provided the highest expected rates of return on invested capital.  The Company then proceeded with those projects and suspended the remaining projects until capital markets and general economic conditions improve.  The Company recently announced the recommencement of construction on its integrated resort development on Cotai Strip parcels 5 and 6, as well as the hotel component at Sands Bethlehem.

The Company monitors its suspended development projects on an ongoing basis and reassesses the recoverability of such projects as impairment indicators arise.  The Company will continue to provide relevant disclosures related to its suspended development projects, as included in Note 1 of the consolidated financial statements in Item 8 of its 2009 Form 10-K (page 72).

Securities and Exchange Commission	6

Item 9A. Controls and Procedures, page 117

6.
You state that your disclosure controls and procedures “are effective to provide reasonable assurance that the desired control objectives were achieved.” Please confirm to us and disclose in future filings, if true, that your Chief Executive Officer and your Chief Financial Officer concluded that your disclosure controls and procedures were effective “at the reasonable assurance level.” Please refer to Item 307 of Regulation S-K.

The Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective “at the reasonable assurance level” with respect to the Company’s previous reports. In response to the Staff’s comment, the Company will modify its future filings to read as follows:

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports that the Company files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow for timely decisions regarding required disclosure. The Company’s Chief Executive Officer and its Chief Financial Officer have evaluated the disclosure controls and procedures (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) of the Company as of December 31, 2009 and have concluded that they are effective at the reasonable assurance level ~~to provide reasonable assurance that the desired control objectives were achieved~~.

It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Because of these and other inherent limitations of control systems, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Securities and Exchange Commission	7

Exhibits

7.
We note that you have incorporated by reference the forms of various agreements rather than executed agreements. For example, please see Exhibits 4.7, 4.8, and 4.9. Please tell us why you have not filed executed copies of these agreements to the extent that such executed versions are material contracts required to be filed. Please see Item 601(a)(4) and Instruction 1 to Item 601 of Regulation S-K.

Exhibits 4.7 (Form of Senior Debt Security Indenture) and 4.9 (Form of Subordinated Indenture) were incorporated by reference into the Company’s 2009 Form 10-K from Exhibits 4.4 and 4.5, respectively, to the Company’s Registration Statement on Form S-3 ASR (Reg. No. 33-155100) filed on November 6, 2008.  Exhibit 4.8 (Form of Senior Guaranteed Debt Security Indenture) was incorporated by reference into the Company’s 2009 Form 10-K from Exhibit 4.7 to the Company’s Registration Statement on Form S-3 POSASR (Reg. No. 333-155100) filed on November 17, 2008.  These forms of agreement were filed, as required, as exhibits to the Company’s Registration Statement on Form S-3 ASR and Registration Statement on Form S-3 POSASR in order to permit them to be qualified under the Trust Indenture Act of 1939 at the time of filing of the applicable registration statement, but were never executed.  Accordingly, these forms of agreements were mistakenly filed as exhibits to the Company’s 2009 Form 10-K and will be removed from future filings.

Securities and Exchange Commission	8

*   *   *   *   *   *   *   *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information relating to the matters discussed in this letter, please contact the undersigned at (702) 733-5544 or Gayle M. Hyman, Senior Vice President and General Counsel, at (702) 733-5322.

Sincerely,

/s/ Kenneth J. Kay
Kenneth J. Kay
Senior Vice President and Chief Financial Officer

cc:	Gayle M. Hyman
Senior Vice President and General Counsel